Exhibit 99.2

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ASML Q1 net sales in line with guidance at € 1.65 billion, gross margin 47.2%

ASML 2015 First Quarter Results

Veldhoven, the Netherlands

April 15, 2015

Forward looking statements

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15 April 2015

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments including DRAM and logic, expected trends, systems backlog, IC unit demand, expected financial results, including expected or potential sales, other income, gross margin, earnings per share and expenses, tool orders and expected shipment of tools, productivity of our tools and systems performance, including the continuation of Moore’s law, industry acceptance of EUV, annual revenue opportunity by 2020, expected tax rate, TWINSCAN and EUV system performance (such as endurance tests), expected industry trends, the development of EUV technology and the number of EUV systems expected to be shipped and timing of shipments, intention to return excess cash to shareholders, our proposed dividend for 2014 and our intention to repurchase shares.

You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped and recognized in revenue, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with the Cymer acquisition and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Agenda

Investor key messages

Business highlights

Business environment

Outlook

Technology highlights

Financial statements

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Investor key messages

Investor key messages

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Shrink is the key industry driver supporting innovation and providing long term industry growth 15 April 2015

Moore’s Law will continue and be affordable

Lithography enables affordable shrink and therefore delivers compelling value for our customers

ASML’s strategy of large R&D investments in lithography product roadmaps supports future industry needs

DUV product improvement roadmaps and Holistic Litho enable multi-pass immersion patterning today, with Holistic Litho supporting EUV in future. These highly differentiated products provide unique value drivers for us and our customers

EUV faces normal new technology introduction challenges but its adoption is now a matter of WHEN not IF. EUV will continue to enable Moore’s Law and will drive long term value for ASML

ASML models an annual revenue opportunity of €10 billion by 2020 and given the significant leverage in our financial model this will allow a potential tripling of EPS by the end of this decade thereby creating significant value for all stakeholders

We expect to continue to return excess cash to our shareholders through dividends that are stable or growing and regularly timed share buybacks in line with our policy

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Business highlights

Q1 results

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Net sales of € 1,650 million, 47 litho systems sold, valued at € 1,247 million, net service and field option sales at € 403 million

Average selling price of € 26.5 million per system

Gross margin of 47.2%

Operating margin of 27.6%

Net bookings of € 1,028 million

Backlog at € 2,602 million, (including orders for EUV NXE:3350B)

Numbers have been rounded for readers’convenience

Net system sales breakdown in value

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Technology End-Use (ship to location)

Sales in Units

23 China Taiwan

11% 16

Q1’15 KrF 19%

12% Memory IDM 6

total value ArF dry 3% Korea

55% 12% Japan 0 2

€ 1,247 i-line 2% 37%

11% million EUV ArF i ArFdry KrF I-Line

Foundry Europe 3%

ArF Immersion 33% USA

Rest of Asia 2%

83% 17%

3

Numbers have been rounded for readers’convenience

Total net sales million € by quarter

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7000

5,856 6000 5,651

5,245 Q4

5000 1,211 4,732 1,494

4,508 Q3

Q2

1,023 1,848

4000 Q1

Sales 1,521 1,459 1,322 1,229

Net 3000

1,318 1,176

1,529 1,644

2000

1,228

1,187 1000 1,069

1,452 1,650 1,252 892 1,397 742

0

2010 2011 2012 2013 2014 2015

Numbers have been rounded for readers’convenience

Total net sales million € by End-use

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7000

5,856 6000 5,651 5,245

767

5000 4,732 1,614 Service & Options

4,508

1,252 Foundry

613 930 IDM

4000 1,856

Memory

Sales 1,186

944

Net 3000 366 2,064

844 2,279 831

2000 1,650 YTD

440 403 2,585 588 1000 2,184 2,225 414 1,489 154 935 679

0

2010 2011 2012 2013 2014 2015

Numbers have been rounded for readers’ convenience

Bookings activity by sector

Memory

53% New Used

Q1’15 total value systems systems

€ 1,028 million Units 35 5

Foundry Value M€ 998 30 31% IDM

16%

Memory

27% New Used

Q4’14 total value systems systems

Units 43 8

€ 1,387 million IDM

8% Value M€ 1,357 30 Foundry 65%

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Numbers have been rounded for readers’ convenience

Backlog in value

Region

Technology End-use (ship to location)

ArF dry 2% USA Europe 2% Foundry 26% KrF 35% IDM China 1% Q1’15 14% Japan 8% 23% total value i-line 1% Taiwan New Used EUV 7% 25% systems systems

€ 2,602

million ArF immersion Korea Units 60 15 Memory 38% 76% 42% Value M€ 2,531 71

Numbers have been rounded for readers’ convenience

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Capital return to shareholders

ASML proposal to again increase dividend by 15% to € 0.70 per ordinary share will be discussed at the AGM April 22nd

Purchased € 129 million worth of shares as part of our 2015/2016 approx. € 1 billion share buy back program

Dividend history Cumulative capital return

0.8 6000

0.7

5000 Dividend

0.6

4000

(euro) 0.5

Share buyback

0.4 millions 3000

0.70 €

0.3 0.61

0.46 0.53 2000

Dividend 0.2 0.40

0.25 1000

0.1 0.20 0.20

0 0

2007 2008 2009 2010 2011 2012 2013 2014 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

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Business environment

Business environment

DRAM segment remains healthy in 2015 with litho sales weighted to the first half of 2015

Limited NAND litho tool shipments driven by planar NAND shrink and Memory 3D process development programs

Stable business throughout 2015

Modest tool shipments at 28nm node continue

20/16/14nm foundry nodes shipments ongoing

Next node process development accelerating

Logic

Growing demand for Holistic Litho products from all sectors

System node enhancement packages increasing in support of

customer capital efficiency

Service &

Service maintenance revenues growing with installed base

field options

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Outlook

Outlook

Q2 net sales around € 1.6 billion, including 1 EUV system

Gross margin around 45%

R&D costs of about € 265 million

SG&A costs of about € 85 million

Other income (Customer Co-Investment Program) of about € 21 million

Effective tax rate approx. 11%

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Technology highlights

EUV program: priorities for 2015

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In 2015, we will focus on:

Improving stability and availability

Continuing progress on productivity

Shipping the NXE:3350B, our 4th generation EUV tool

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EUV 2015 targets and status at a glance

Productivity – Target: 1000 wafers per day

1022 wafers exposed in 24 hours at customer site (80 Watt source configuration)

80 Watt upgrades in progress at multiple customer sites

Up to 110 Watt source power demonstrated at ASML

Availability – Target: 70%

55% average availability for NXE:3300B achieved at multiple sites

NXE:3350B shipments – Target: 6

Integration of multiple NXE:3350B systems ongoing at ASML

2 systems on order, intended for use in production

In-depth negotiation on orders progressing with multiple customers

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NXE:3350B mechanical integration complete

To ship mid-2015 with new high-power drive laser and in-situ collector cleaning

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EUV production insertion: current expectation

Customer benefits:

Reduction of process complexity Logic pilot DRAM ASML

Increased design opportunity production follows flexibility can lead to €10 billion starting 1-2 years additional shrink total sales end-2016 later

Shorter cycle times by 2020

Faster time to market

Higher yield

1500 wafer per day target for 2016 on track

Cost cross-over point could be lower than 1500 wafers per day (customer/application dependent)

Imaging and overlay performance meets customer requirements for 10 and 7nm logic nodes

EUV infrastructure is making significant progress (removable pellicle concept enables clean mask usage and mask pattern inspection using existing equipment)

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EUV shipments and revenue recognition

EUV shipments & revenue 2015

Shipment plan 1 NXE:3300B

Revenue 1 Shipment plan 1—3*

NXE:3300B 3350B

Revenue TBD** Shipment plan 6 NXE:3350B

Revenue TBD**

* Systems may ship as NXE:3300B in 2015 or be upgraded to the NXE:3350B configuration in 2016

** Timing of revenue recognition depending on final T&Cs in commercial agreements

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Q1 product highlights

EUV

On an NXE:3300B, customer exposed more than 1000 wafers in a 24-hour period

EUV source power upgrade is being rolled out to multiple customer sites

DUV and Holistic litho

Our Overlay and Focus Package for the TWINSCAN NXT:1970Ci, which improves focus uniformity by up to 30% and matched machine overlay by more than 30%, saw good adoption by logic customers

First orders received for next-generation TWINSCAN NXT:1980Ci immersion tool, aimed at production of critical layers for the next advanced logic nodes

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Financial statements

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Consolidated statements of operations M€

Q1 14 Q2 14 Q3 14 Q4 14 Q1 15

Net sales 1,397 1,644 1,322 1,494 1,650

Gross profit 610 752 578 657 779

Gross margin % 43.6% 45.7% 43.7% 44.0% 47.2%

Other income* 20 20 20 20 21

R&D costs (279) (267) (260) (268) (261)

SG&A costs (85) (80) (77) (79) (82)

Income from operations 266 425 261 330 456

Operating income % 19.0% 25.9% 19.8% 22.1% 27.6%

Net income 249 399 244 305 403

Net income as a % of net sales 17.8% 24.3% 18.5% 20.4% 24.4%

Earnings per share (basic) € 0.57 0.91 0.56 0.70 0.93

Earnings per share (diluted) € 0.56 0.90 0.56 0.70 0.93

Litho units sold 40 31 30 35 47

ASP new litho systems 28.6 45.2 35.9 34.7 30.8

Net booking value** 1,070 1,048 1,397 1,387 1,028

Numbers have been rounded for readers’convenience

* Customer Co-Investment Program (CCIP)

** As of Q4 2014 net bookings and backlog include NXE:3350B orders. For definitions see our US GAAP Consolidated Financial Statements, footnote 4

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Cash flows M€

Q1 14 Q2 14 Q3 14 Q4 14 Q1 15

Net income 249 399 244 305 403 Net cash provided by (used in) operating activities 203 198 214 409 337 Net cash provided by (used in) investing activities 5 (74) (24) 77 124 Net cash provided by (used in) financing activities (141) (414) (161) (213) (112)

Net increase (decrease) in cash & cash equivalents 67 (287) 34 275 359

Free cash flow * 128 125 130 281 250

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Numbers have been rounded for readers’convenience

* Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of PPE and intangibles), see US GAAP Consolidated Financial Statements

Balance sheets M€

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Assets Q1 14 Q2 14 Q3 14 Q4 14 Q1 15

Cash & cash equivalents and short-term investments 2,998 2,711 2,685 2,754 2,838

Net accounts receivable and finance receivables 1,177 1,429 1,336 1,304 1,510

Inventories, net 2,548 2,616 2,677 2,550 2,607 Other assets 684 727 712 835 929 Tax assets 340 329 337 232 299 Goodwill 2,093 2,116 2,265 2,358 2,611

Other intangible assets 688 686 713 724 774 Property, plant and equipment 1,231 1,275 1,372 1,447 1,523 Total assets 11,758 11,889 12,097 12,204 13,091

Liabilities and shareholders’ equity

Current liabilities 2,958 3,065 2,926 2,889 3,194 Non-current liabilities 1,744 1,743 1,847 1,802 1,820 Shareholders’ equity 7,057 7,081 7,324 7,513 8,077

Total liabilities and shareholders’ equity 11,758 11,889 12,097 12,204 13,091

Numbers have been rounded for readers’convenience

ASML